EXHIBIT  20.1
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                           RISK FACTOR

          Each prospective investor should carefully consider the following factors inherent in and affecting the business of the Company, and this offering before making a decision to purchase the Common Stock offered hereby.

NO  OPERATING  PROFIT  TO  DATE

          The Company began business operations in January 1991 and went public in early 1994. The Company has not yet earned a profit in any year. The Company had net losses applicable to common stockholders of $1,075,908 in 1996, $348,512 in 1995 and $754,031 in 1994. See "THE COMPANY - General"

COMPETITION  FOR  BUSINESS

          The restaurant industry is highly competitive with respect to price, service, food quality and location and there are numerous well-established competitors possessing substantially greater financial, marketing, personnel and other resources than the Company. Many of the Company's competitors have achieved significant national, regional and local brand name and product recognition and engage in extensive advertising and promotional programs, both generally and in response to efforts by additional competitors to enter new
markets  or  introduce  new  products.    The  quick  service  industry  is
characterized by the frequent introduction of new products, accompanied by substantial promotional campaigns.

                 Industry data indicates that over the decade of the 1990s, the number and frequency of Americans eating out has increased. However, such data also indicates that the number of restaurants, and particularly QSRs, have increased more rapidly than the number of customers during this decade. Increasing competition has reduced margins and made consistent profitable operations more of a challenge.

          Culinary fashions among Americans will also impact the Company's profitability. As eating habits change and types of cuisine move in and out of fashion, the Company's challenge will be to maintain a menu within the Company's distinctive culinary style that appeals to an increasing market share.

          In response to flat growth rates and declines in average sales per restaurant, certain of QSR companies have adopted "value pricing" strategies. Such strategies could have the effect of drawing customers away from companies that do not engage in discount pricing and could also negatively impact the operating margins of competitors that do attempt to match competitors price reductions. Continuing or sustained price discounting in the quick service industry could have an adverse effect on the Company.

COMPETITION  FOR  AND  DEPENDENCE ON AREA DIRECTORS, FRANCHISEES AND LOCATIONS

          The Company's future success will depend, in part, upon its ability to attract qualified Area Directors and franchisees, who will be primarily responsible for the development of the Quizno's concept in their regional or local area, and upon the ability of its Area Directors and franchisees to obtain suitable Restaurant locations and sufficient financing to successfully develop and operate Restaurants. The market for suitable Restaurant locations is highly competitive because both restaurant and non-restaurant retail operations compete for prime real estate sites. The Company will train and work with its Area Directors and franchisees to maintain the quality and ambiance that are integral to the Quizno's concept. However, no assurance can be given that the Company's Area Directors and franchisees will be successful.

VIABILITY  OF  CONCEPT  NATIONWIDE

          To date, most of the Company's mature franchises are located in Colorado and Colorado is the Company's most developed market. While franchisees of the Company have opened over 175 Restaurants in other markets, there can be no assurance that the Company's concept of a higher quality, health conscious food product, served in a Italian deli-like ambiance, will appeal to consumers in other areas of the United States.

ABILITY  TO  ACHIEVE  DESIRED  EXPANSION

          The Company's growth strategy is to focus on the controlled development of additional franchised and Company-operated Restaurants in selected markets across the United States. The Company's ability to expand will depend on a number of factors, including the availability and cost of suitable locations, the hiring, training and retraining of skilled management and other personnel, the availability of adequate financing, the selection and acceptability of franchisees and other facts, some of which are beyond the control of the Company. There can be no assurance that the Company or its franchisees will be able to continue to open the planned new Restaurants or that, if opened, those Restaurants can be operated profitably. The Company has not yet been able to institute a program with one or more financial institutions to provide regular financing to its franchisees. The opening of additional Restaurants in the same market areas could have the effect of attracting customers from existing Restaurants located in that area and thereby reduce sales volumes in existing Restaurants.

IMPACT  OF  NATIONAL  AND  REGIONAL  ECONOMIES

          The health of national and regional economies has a significant impact on the restaurant industry. An expanding economy provides disposable income, which causes customers to eat out more frequently. A national or regional economic slow down will, in all probability, adversely impact the operations of restaurants, including those owned and franchised by the Company. This, in turn, will adversely impact the Company's royalty income and income from Company-owned Restaurants. The Company's franchises are still concentrated in a few regions of the U.S., and therefore adverse economic conditions in those regions may have a materially adverse impact on the Company's profitability. Finally, because many Company franchisees are in areas affected by severe winter weather, such weather could adversely impact the Company's royalty income.

LABOR  AND  OTHER  COSTS

          Costs of labor and employee benefits are significant expenses in the restaurant industry. While such costs have remained stable in recent years, a significant increase in wages throughout the country could adversely impact the Company and other restaurant businesses. Costs of food and non-food items are also significant factors in the restaurant industry and, finally, the cost of marketing may negatively impact restaurant operations, particularly in competitive markets where the brand name is not yet established.

CONFLICTS  OF  INTEREST

          Mr. Richard F. Schaden, an officer and director of the Company, owns interests in entities that hold two Quizno's Area Directorships. Mr. Frederick H. Schaden, a director of the Company, also owns an interest in one of those entities. Conflicts of interest may arise with respect to transactions between the Company and Area Directors in which officers or directors of the Company hold an interest, such as when loans are made by the Company to such Area Directors. Company-owned stores will also present conflict of interest issues, particularly with respect to the location of Company-owned stores in relation to franchisee-owned stores and the amounts allocated by the Company for goods and services that are also provided by the Company to its franchisees for a fee, such as advertising services.

GENERAL  LIABILITY  INSURANCE

          Although the Company carries general liability and commercial insurance of up to $1,000,000 per occurrence and $2,000,000 in the aggregate, subject to no deductible, there can be no assurance that this insurance will be adequate to protect the Company against any general, commercial and/or product liability claims. Any general, commercial and/or product liability claim which is not covered by such policy, or is in excess of the limits of liability of such policy could have a material adverse effect on the financial condition of the Company. There can be no assurance that the Company will be able to maintain this insurance on reasonable terms.

DEPENDENCE  ON  RICHARD  E.  SCHADEN

          The success of the Company's business will be dependent upon Mr. Richard E. Schaden, its Chief Executive Officer, who is also principal stockholders of the Company. The Company's anticipated growth also depends upon its ability to attract and retain skilled management personnel. The Company has obtained key-man life insurance in the amount of $1,000,000 on Mr. Schaden's life.

CONTROL  BY  EXISTING  STOCKHOLDERS

          Richard E. and Richard F. Schaden (the "Schadens") own an aggregate of approximately 54% of the outstanding voting Common Stock of the Company, and rights to purchase an additional approximately 181,000 shares in the future. Shareholders do not have cumulative voting rights with respect to the election of directors. The Schadens have the ability to elect all of the directors of the Company and to thereby direct or substantially influence the management, policies and business operations of the Company and to have the power to control the outcome of any matter submitted to the vote of the Company's stockholders.

NO  DIVIDENDS  ANTICIPATED

          The Company has never paid any cash dividends on its Common Stock. The Company anticipates that in the future, earnings, if any, will be retained for use in the business, and it is not anticipated that cash dividends with respect to the Common Stock will be paid in the foreseeable future.

POSSIBLE  PRICE  OF  THE  COMPANY'S  COMMON  STOCK

          The market price of the Company's Common Stock has been highly volatile. Factors such as the Company's operating results and the small volume of shares of its Common Stock that are traded have a significant effect on the market price of the Company's Common Stock. In addition, market prices for the securities of many emerging and small capitalization companies have experience wide fluctuations in response to variation in quarterly operating results and general economic indicators and conditions, as well as other factors beyond the control of the Company.


PREFERRED  SHARES  AVAILABLE  FOR  ISSUANCE

          The Company has one million shares of Preferred Stock authorized. The Company has issued 146,000 shares of Class A Preferred Stock, 100,000 shares of Class B Preferred Stock and 167,000 shares of Class C Preferred Stock, upon which monthly dividends are paid. Such Classes of Preferred Stock are senior to the Common Stock as to dividends and liquidation preferences. Shares of Preferred Stock may be issued by the Company in the future without shareholder approval and upon such terms as the Board of Directors may determine, including the payment of dividends. The rights of the holders of Common Stock will be subject to and may be affected adversely by the rights of holders of shares of any Preferred Stock that may be issued in the future. The availability of Preferred Stock, while providing desired flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of discouraging a third party from acquiring control of the Company through the purchase of shares of the Common Stock.

GOVERNMENT  REGULATIONS

          The restaurant business is subject to extensive federal, state and local government regulations relating to the development and operation of restaurants, including regulations relating to building and zoning requirements and the preparation and sale of food, and laws that govern the Company's relationship with its employees, such as minimum wage requirements, overtime and working conditions and citizenship requirements. The failure to obtain or retain food licenses or substantial increases in the minimum wage could adversely affect the operation of the Restaurants. The Company is also subject to federal regulations and certain state laws which regulate the offer and sale of franchises to its franchisees.

CONTINUED  LISTING  AND  PENNY  STOCK  REGULATIONS

          The daily trading price of the Company's Common Stock has been quoted on the Nasdaq SmallCap Market since its initial public offering. There can be no assurance that quotation on the Nasdaq SmallCap Market will be maintained. In August 1997, The Nasdaq Stock Market, Inc. issued new listing maintenance requirements for the Nasdaq SmallCap Market, which may adversely affect the ability of listed companies to maintain their Nasdaq SmallCap listings. The Company currently meets the new Nasdaq SmallCap Market listing maintenance requirements. If the Company fails to meet the maintenance criteria in the future, the trading price for the Common Stock would not be carried in many newspapers, and the shares might be subject to certain rules of the Securities and Exchange Commission relating to "penny stocks." These rules require that broker-dealers must apply a special suitability standard for purchasers of stocks of companies subject to such rules and receive the purchaser's prior written consent for the transaction. These rules, if applied to the Company's Common Stock in the future, may inhibit the ability of broker-dealers to sell the Company's Common Stock in the secondary market.

IMPACT  OF  SHARES  ELIGIBLE  FOR  FUTURE  SALE

     Future sales by existing stockholders could adversely affect the prevailing market price of the Common Stock. As of September 30, 1997 the Company had 2,904,567 shares of Common Stock outstanding. Of these shares, approximately 1,300,000 shares are freely transferrable without restrictions. The remainder, principally owned by insiders, may be sold into the public market from time to time in the future, and thereby become freely transferrable. As of September 30, 1997, 6,989 shares had been issued and approximately 280,000 shares were issuable upon the exercise of outstanding options. The shareholders of the Company have authorized the Company to issue options covering up to 460,000 shares of Common Stock. The Company intends to register Common Stock underlying such options, which are held principally by the Company's employees, directors and advisors, ^in early 1998. Upon exercise of such options, the shares would be eligible for immediate sale in the public market. In addition, 446,000 shares of Common Stock have been reserved for issuance upon conversion of the outstanding shares of Class A, Class B and Class C Preferred Stock of the Company, and one of the Company's major lenders has the right to convert debt or exercise warrants for 415,056 shares of Common Stock.

FORWARD-LOOKING  STATEMENTS

     Certain of the information discussed in this Prospectus are forward-looking statements that involve risks and uncertainties that might adversely affect the Company's operating results in the future in a material way. Such risks and uncertainties include, without limitation, the risk factors discussed above. Many of these risks are beyond the control of the Company.